

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

Via E-mail
Hilliard C. Terry, III
Executive Vice President and Chief Financial Officer
Textainer Group Holdings Limited
c/o Textainer Equipment Management (U.S.) Limited
650 California Street, 16th floor
San Francisco, CA 94108

>   **Re: Textainer Group Holdings Limited**
>   **Form 20-F for the Year Ended December 31, 2011**
>   **Filed March 15, 2012**
>   **Response dated May 31, 2012**
>   **File No. 1-33725**

Dear Mr. Terry:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Item 15. Controls and Procedures, page 98

A. Disclosure Controls and Procedures, page 98

1. We note your response to comment seven from our letter dated May 16, 2012 and await the filing of your Form 20-F/A which should include updated certifications that refer to the Form 20-F/A.

Audited Consolidated Financial Statements

Note 11 – Revolving Credit Facilities, Bonds Payable, and Secured Debt Facility, and Derivative Instruments, page F-30

2. We note your response to comment 11 from our letter dated May 16, 2012 in which you indicate that the resolution of the covenant violation was disclosed in your first quarter Form 6-K filed on May 11, 2012. We see disclosure on pages 21 and 37 of the Form 6-K indicating that you were in compliance with the TW credit facility. However, we do not see where you have disclosed the nature of the original covenant and related violations, the circumstances under which a waiver was granted, or an explanation about how your covenants were amended to bring you back into compliance as of March 31, 2012. Please tell us where this information was disclosed in your May 11, 2012 Form 6-K or amend your Form 6-K to provide this information.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief